UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11981

MMA CAPITAL HOLDINGS, LLC

(formerly known as FP Acquisition Merger Sub, LLC and as successor by merger to MMA

Capital Holdings, Inc.)

(Exact name of registrant as specified in its charter)

MMA Capital Holdings, LLC

3600 O’Donnell Street, Suite 600

Baltimore, Maryland 21224

(443) 263-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

Common Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*On May 24, 2021, MMA Capital Holdings, Inc., a Delaware corporation (“MMAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FP Acquisition Parent, LLC, a Delaware limited liability company (“Parent”), and FP Acquisition Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, MMAC was merged with and into Merger Sub on August 13, 2021 (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Parent with the name “MMA Capital Holdings, LLC”. As a result of the Merger, the separate corporate existence of MMAC ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, MMA Capital Holdings, LLC (formerly known as FP Acquisition Merger Sub, LLC and as successor by merger to MMA Capital Holdings, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, MMA Capital Holdings, LLC has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

MMA Capital Holdings, LLC

Date: August 23, 2021	By:	/s/ Laurence L. Gottlieb
	Name:	Laurence L. Gottlieb
	Title:	Chairman and Chief Executive Officer